UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2026

Marc Vandiepenbeeck
Chief Financial Officer
Johnson Controls International plc
One Albert Quay
Cork, Ireland T12 X8N6

Re: Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2025
File No. 001-13836

Dear Marc Vandiepenbeeck:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2025

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 31

1. We note your disclosure on page 6 indicates that management uses backlog and orders as tools to monitor the performance of the business and provide management with a deeper level of insight into the progress of specific strategic and growth initiatives. Please revise to include a qualitative and quantitative discussion of such metrics for each period presented to enhance a readers understanding of your business similar to slides 9 and 10 of your Fiscal Q4 2025 Earnings Conference Call investor presentation which addresses changes by segment and solution. Refer to SEC Release No. 33-10751.

Segment Analysis, page 35

2. We note your disclosure of Segment EBITA appears to be an additional segment measure of profit. Please revise to identify this additional measure of segment profit or loss as non-GAAP and provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Similar concerns apply to your disclosures in your earnings releases furnished on Form 8-K.

<u>Consolidated Financial Statements</u>
<u>Note 18. Segment Information</u>
<u>Geographic Areas, page 100</u>

3. We note approximately 44% of your revenue was from foreign jurisdictions. Please tell us whether revenue from any individual foreign country is material and if so, how you considered the guidance in ASC 280-10-50-41(a).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Megan Masterson at 202-551-3407 or Christine Dietz at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology